Exhibit 99.17

GRANDE WEST TO ANNOUNCE 2020 FIRST QUARTER RESULTS MAY 26

Vancouver, British Columbia – Grande West Transportation Group Inc. (TSXV: BUS) (OTC PINK: GWTNF) – May 19, 2020: (“Grande West” or the “Company”), a Canadian manufacturer of mid-sized multi-purpose transit vehicles for sale in Canada and the United States, announced today that 2020 first quarter financial results will be released after market close on Tuesday, May 26, 2020.

A conference call for interested listeners will be held on Wednesday, May 27 at 11:00 AM EST. The call-in number is (877) 407-0782 or (201) 689-8567, the webcast can be accessed at https://www.webcaster4.com/Webcast/Page/2233/34900. A replay of the call will be available for 30 days at the webcast link or by calling (877) 481-4010 and entering PIN# 34900.

About Grande West Transportation Group

Grande West is a Canadian company that designs, engineers and manufactures mid-size multi-purpose transit vehicles for public and commercial enterprises. Grande West’s Best-in-Class heavy-duty Vicinity bus is available in 27.5’, 30’ and 35’ models powered by clean diesel or CNG designed with affordability, accessibility and global responsibility in mind. It costs significantly less than a regular 40 foot transit bus, is more maneuverable, burns less fuel and emits less harmful emissions. Grande West is now offering a new product which is the first Crossover Vehicle in the transit space - a medium-duty, monocoque-designed rear engine vehicle for delivery in 2020.

The Company has been successful in supplying Canadian municipal transportation agencies and private operators with new buses and is receiving follow-on orders in many Canadian transit agencies. Grande West is compliant to Buy America certification, and along with ABG, its exclusive US distributor, is actively pursuing opportunities in public and private transit fleet operations that would benefit from Grande West’s vehicles.

For further information please contact:

Grande West Transportation

John LaGourgue

VP Corporate Development

Ph: 604-288-8043

IR@grandewest.com

www.grandewest.com

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

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